(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vertel Corporation

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Full Name of Registrant

Retix

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Former Name if Applicable

21300 Victory Blvd., Suite 700

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Address of Principal Executive Office (Street and Number)

Woodland Hills, CA 91367

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Upon completion of its recent 10-K filing, the Company replaced its independent public accountants with Singer, Lewak, Greenbaum and Goldstein, LLP (SLGG). The previous accountants were BDO Seidman, LLP. Due to this change and the limited financial resources available to the Company, the Company cannot, without unreasonable effort and expense, finalize its quarterly report on Form 10-Q for the quarter ended March 31, 2003, by the prescribed due date of May 15, 2003.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc E. Maassen, President and Chief Executive Officer _______________________________ (Name)	(818) ___________________ (Area Code)	227-1400 ___________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the final stages of document compilation and review and will file its Form 10-Q on or before the 5th calendar day following the prescribed due date. The Company does not believe that the causes of the delay in filing its quarterly report will have a material effect on previously reported revenue, net operating loss, revenues or cash flows and will not result in a material adverse impact on previously report financial information.

Vertel Corporation

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

May 15 Date	/s/ MARC E. MAASSEN By Marc E. Maassen, President and Chief Executive Officer